Exhibit 99.1

Costamare Inc. Declares Quarterly Dividend of $0.27 per Share

ATHENS, Greece--(BUSINESS WIRE)--July 10, 2013--Costamare Inc. (the “Company”) (NYSE: CMRE) has declared a quarterly dividend of $0.27 per share for the quarter ended June 30, 2013.

Dividend Declaration

The Company today declared a cash dividend on its common stock of $0.27 per common share, payable on August 7, 2013 to stockholders of record at the close of trading of the Company’s common stock on the New York Stock Exchange on July 24, 2013. The Company has 74,800,000 shares of common stock outstanding as of today.

The declaration of a dividend is subject to the discretion of the Board of Directors of the Company, and accordingly will depend on, among other things, the Company’s earnings, financial condition and cash requirements and availability, the Company’s ability to obtain debt and equity financing on acceptable terms as contemplated by the Company’s growth strategy, the restrictive covenants in the Company’s existing and future debt instruments and global economic conditions.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 38 years of history in the international shipping industry and a fleet of 56 containerships, with a total capacity of approximately 328,000 TEU, including six newbuild containerships on order. Costamare Inc.’s common shares trade on the New York Stock Exchange under the symbol “CMRE”.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

CONTACT:
Costamare Inc., Athens, Greece
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development
Tel: (+30) 210-949-0000
Email: ir@costamare.com
or
Investor Relations:
Allison & Partners, New York
Gus Okwu
Telephone: (+1) 646-428-0638
Email: costamare@allisonpr.com